Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ansell Limited:

We consent to the use of our report dated 5 September, 2006, except for Notes 34 and 35, for which the date is 8 December 2006, with respect to the consolidated balance sheets of Ansell Limited and its subsidiaries, as of 30 June 2006 and 2005, and the related consolidated income statements, consolidated statements of recognised income and expense and consolidated statements of cash flows for each of the years ended 30 June 2006 and 2005, incorporated herein by reference. Our report refers to a change in the method of accounting for financial instruments as a result of adopting AASB 132 “Financial Instruments: Disclosure and Presentation” and AASB 139 “Financial Instruments: Recognition and Measurement”.

KPMG

Melbourne

14 December, 2006